Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K




Randers, 2 January 2006
Stock exchange announcement No. 01/2006

Vestas receives order for 30 V90-3.0 MW wind turbines in the US

The Vestas Group has received an order for 30 units of the V90-3.0 MW wind turbine for a project in the northeast of the United States. The order was placed by Edison Mission Group Inc., a subsidiary of Edison International based in Irvine, California.

Vestas will supply and commission the wind turbines as well as provide maintenance and service support for a five-year period. Shipment of the first turbines will begin during the autumn of 2006, with the commissioning date set for the end of 2006 for phase 1 and for the autumn of 2007 for phase 2.

"*We are very pleased to be awarded this contract for V90 wind turbines from Edison Mission Group Inc., which is a long-time customer of Vestas. We are convinced that the V90 turbine will be an important part of the continued growth of the North American market in the coming years,*" says Jens Søby, President of Vestas Americas and continues: "*At the same time, I am also very pleased to note that the American organisation with this order confirms the positive development, which Vestas has experienced on the American market since the launch of 'The Will to Win' strategy.*"

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management or to Annette Munk Rasmussen, Vice President of Communication and IR at Vestas Wind Systems A/S, telephone +45 97 30 00 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

dlw 1/9

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S